Mail Stop 4561

February 1, 2006

Jonathan Z. Cohen
Chief Executive Officer
Resource Capital Corp.
712 Fifth Avenue, 10th Floor
New York, New York 10019

Re: **Resource Capital Corp.**
        Amendment No. 8 to Registration Statement on Form S-11
        Filed February 1, 2006
        File No. 333-126517

Dear Mr. Cohen:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Underwriting, page 157

1.   We note that, at your request, one of the underwriters has reserved for sale to Resource Capital Investor up to 1,000,000 shares of your common stock offered by the prospectus at the initial public price per share. We further note receipt of your analysis of the reservation per shares under Section 5 of the Securities Act of 1933. Please revise your disclosure to clarify that these shares will be purchased for investment purposes only and not with a view toward distribution.

Exhibits

2.   We note your legal opinion filed as Exhibit 5.1 on January 9, 2006 and, in particular, the references in the first paragraph to the "sale and issuance of up to 9,480,463 shares" and "the sale by certain current stockholders of the Company of 2,019,537 shares of Common Stock." Please update your opinion or tell us why it is not appropriate.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: J. Baur Whittlesey, Esq. (*via facsimile*)
        Ledgewood